Exhibit 17(c)



                                   Prudential Global Limited Maturity Fund, Inc.

                                   (Global Assets Portfolio)

                                                              November   , 1995

Dear Shareholder of

Prudential Global Limited Maturity Fund, Inc. (Global Assets Portfolio):*

    You may be aware that the Board of Directors of Prudential Global Limited Maturity Fund, Inc. (Global Assets Portfolio) has recently approved a proposal to transfer the assets and liabilities of your portfolio in exchange for shares of Prudential Global Limited Maturity Fund, Inc. (Limited Maturity Portfolio).** The enclosed proxy materials describe this proposal in detail. If the proposal is approved and implemented, you will automatically become a shareholder of the Limited Maturity Portfolio.

    The Board of Directors and I strongly recommend that you vote FOR the proposal. We believe that this transaction serves your interests in the following ways:

* SIMILAR STRATEGIES. The portfolios' investment objectives and strategies, while not identical, are similar.

* SAME PORTFOLIO MANAGERS. Simon Wells and Gabriel Irwin, portfolio managers of the Global Assets Portfolio, also manage the Limited Maturity Portfolio. Mr. Wells and Mr. Irwin are experienced portfolio managers of all types of global fixed income securities. They are based in London, England.

* INVESTMENT OPPORTUNITY. The Manager believes that greater returns may be achieved for shareholders by combining both Portfolios into the one portfolio with a longer weighted average maturity, greater flexibility and more expansive investment policies which permit the Manager to take advantage of opportunities in today's international fixed income market.

* REDUCED EXPENSES. Combining the portfolios may benefit you in the form of reduced expenses as a percentage of net assets.

    Please read the enclosed materials carefillly for more complete information.

    Your vote is important, no matter how many shares you own. Voting your shares early may permit your Portfolio to avoid costly follow-up mail and telephone solicitation. After you have reviewed the enclosed materials, please complete, date and sign your proxy card and mail it in the enclosed postagepaid return envelope today.

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    Thank you for the confidence  you've placed in the Prudential  Mutual Funds.
We hope to continue to earn it in the years to come.

                                   Sincerely,

                                   Richard A. Redeker
                                   President, Prudential Global
                                     Limited Maturity Fund, Inc.
                                     (Global Assets Portfolio)

*formerly  Prudential   Short-Term  Global  Income  Fund,  Inc.  (Global  Assets
 Portfolio)

*formerly  Prudential  Short-Term  Global Income Fund, Inc.  (Short-Term  Global
 Income Portfolio)